UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Clark Sustainable Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Pennsylvania Avenue NW, STE 200
(No. and Street)

Washington (City) DC (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. McKenna 202-481-2252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, STE 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Clark Sustainable Capital, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MEGAN ALEXANDER
NOTARY PUBLIC
DISTRICT OF COLUMBIA
My Comm. Exp. May 31, 2023

Signature

President and Chief Compliance Officer

Title

Notary Public 1-3-19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2018

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Hamilton Clark Sustainable Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Clark Sustainable Capital, Inc as of December 31, 2018, the related statements of operations, changes in stockholder's capital, and cash flows for the year then ended, and the related notes [and schedules] (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hamilton Clark Sustainable Capital, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hamilton Clark Sustainable Capital, Inc.'s management. Our responsibility is to express an opinion on Hamilton Clark Sustainable Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Clark Sustainable Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealer Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Hamilton Clark Sustainable Capital, Inc.'s financial statements. The supplemental information is the responsibility of Hamilton Clark Sustainable Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealer Pursuant to Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Hamilton Clark Sustainable Capital, Inc.'s auditor since 2016.

White Plains, New York

February 18, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Current Assets		
Cash	$	49,566
Accounts receivable		32,125
Prepaid expenses		5,861
Deposits		568
Property and equipment, net of accumulated depreciation of $3,854		906
Total Assets		**89,026**

Liabilities and Member's Equity

Current liabilities:

Accounts payable and accrued expenses		26,127
Total current liabilities		26,127

Stockholder's Equity:

Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		339,039
Distribution		(14,334)
Retained deficit		(261,807)
Total stockholder's equity		62,899
Total Liabilities & Member's Equity	$	**89,026**

See Accompanying Notes to Financial Statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2018

Revenues:		
Consulting, advisory and success fees, net	$	1,151,638
Other income		61,533
Total Revenues		1,213,171
Costs & Expenses:		
Employee compensation		369,162
Consulting expense		674,011
Occupancy, operating and overhead costs		154,626
Total Costs & Expenses		1,197,800
Income from continuing operations before income taxes		15,371
Income taxes		(2,786)
Net Income	$	12,585

See Accompanying Notes to Financial Statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
DECEMBER 31, 2018

	Shares	*Amount*	Total
Balance at December 31, 2017	100	64,649	64,649
			-
Distribution		(14,335)	(14,335)
Net Income December 31, 2018		12,585	12,585
Balance at December 31, 2018	100	62,899	62,899

See Accompanying Notes to Financial Statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2018

Cash flows from operating activities:		
Net Income	$	12,585
Adjustments required to reconcile net income		
to cash used in operating activities:		
(Increase) decrease in operating assets:		
Depreciation		750
Accounts receivable		(15,083)
Prepaid expenses		(453)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		16,421
Net cash used in operating activities:		14,220
Cash flows from financial activities:		
Distribution		(14,335)
Net cash provided by investing activities		(14,335)
Net increase (decrease) in cash		(115)
Cash-beginning of period		49,681
Cash-end of period	$	49,566

See Accompanying Notes to Financial Statements.

Note (1) Nature of business:

Hamilton Clark Sustainable Capital, Inc. (formerly Hamilton Clark Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. In June 2014, an amendment was approved to change the name of the Company to Hamilton Clark Sustainable Capital, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Effective February 14, 1996, the National Association of Securities Dealers (NASD), now FINRA, granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors and mergers and acquisitions.

Note (2) Summary of Significant Accounting Policies

(A) Fees Income:

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Clients and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with clients that fall within its scope. Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Management has adopted ASC 606 and the Company believes that the implementation of ASC 606 did not have a material impact on its financial condition, results of operations or cash flows.

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while investment banking fees are recognized upon consummation of a transaction.

Note (2) Significant Accounting Policies – cont'd:

(B) Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, and disclosures. As of December 31, 2018, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on income taxes in the statement of operations. For the year ended December 31, 2018, the Company had no interest and penalties on income taxes. At December 31, 2018, the Company's tax years 2015 and thereafter remain subject to examination by major tax jurisdictions.

(C) Cash and Cash Equivalents:

For the purpose of reporting cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

(D) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note (2) Significant Accounting Policies – cont'd:

(E) Concentration of Credit Risk and Major Customers:

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue. The percentage of revenues from major customers for the year ended December 31, 2018 and percentage of receivables due from major customers as of December 31, 2018 are as follows:

	Revenues	Receivables
Customer A	44%	0%
Customer B	12%	62%
	57%	62%

The Company maintains its cash account primarily in one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

(F) Receivables and Credit Policy:

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

(G) Property and Equipment:

Property and equipment are comprised of computers which are carried at cost less accumulated depreciation and amortization. Computers are depreciated on a straight-line basis over an estimated useful life of five years. Gains and losses on disposed assets are reflected in current operations. Depreciation expense totaled $751 for the year ended December 31, 2018.

(H) Advertising Costs:

Advertising costs are charged to expense as incurred. The Company incurred no advertising costs for the year ended December 31, 2018 which are included in occupancy, operating and overhead costs on the accompanying statement of operations.

(I) Recently Issued Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Management of the Company is currently evaluating the impact of ASU 2016-02 will have on its financial statements and related disclosures.

(J) Subsequent Events:

The Company has evaluated subsequent events through February 18, 2019, which is the date the financial statements were available to be issued and determined that no events have occurred subsequent to December 31, 2018 that warrant additional disclosure.

Note (3) Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2018 there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note (4) Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital is .20 to 1 and the net capital of $48,189 exceeds the minimum net capital required of $5,000.

Note (5) Income Taxes:

At December 31, 2018 deferred tax assets have been recognized for the following temporary differences in tax and financial accounting:

Deferred tax on net operating loss carryfoward	$ 3,272
Gross deferred tax asset	3,272
Valuation allowance	(3,272)
Net deferred tax asset	$ -

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2018, the Company has determined that sufficient uncertainty exists about the potential utilization of its deferred tax assets and therefore has recorded a valuation allowance of $3,272. At December 31, 2018, the Company had a federal income net operating loss carryforward of approximately $15,579, which will expire through 2037.

Note (6) Commitments:

Lease Commitments

On January 1, 2018 the Company converted to a virtual office agreement and rent expense totaled $298 for the year ended December 31, 2018.

NOTE (7) Possession or Control Requirements Under Rule 15c3-3:

The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and, as such, a review of the practices and procedures over safeguarding securities was not performed.

SUPPLEMENTAL INFORMATION

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE I

DECEMBER 31, 2018
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Stockholder's Capital	$	62,899
Non-allowable assets:		
Accounts receivable		32,125
Prepaid expenses		5,861
Deposits		568
Property and equipment		906
Total non-allowable assets		39,460
Other deductions		(24,750)
Total Deductions		14,710
Net capital before haircuts on proprietary position		48,189
Haircuts		-
Net capital		48,189
Minimum net capital requirement - the greater of $5,000		
or 6 2/3% of aggregate indebtedness of $26,127	$	5,000
Excess net capital	$	43,189
Ratio of aggregate indebtedness to net capital		0.54 to 1
Scheduel of aggregate indebtedness:		
Accounts payable and accrued expenses		26,127
Total aggregate indebtedness	$	26,127

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Hamilton Clark Sustainable Capital, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2018

No statement is required as no subordinated liabilities existed during the year.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Stockholder
of Hamilton Clark Sustainable Capital, Inc.

We have reviewed management's statements, included in the accompanying Hamilton Clark Sustainable Capital, Inc's Exemption Report, in which (1) Hamilton Clark Sustainable Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hamilton Clark Sustainable Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Hamilton Clark Sustainable Capital, Inc. stated that Hamilton Clark Sustainable Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hamilton Clark Sustainable Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamilton Clark Sustainable Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York

February 18, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Hamilton Clark Sustainable Capital, Inc.
1701 Pennsylvania Avenue NW, Suite 200 / Washington, DC 20006
202-461-2252

Hamilton Clark Sustainable Capital, Inc. Assertions

Hamilton Clark Sustainable Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Hamilton Clark Sustainable Capital, Inc.

I, John J. McKenna, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
John J. McKenna, President and Chief Compliance Officer

January 4, 2019